POINT Biopharma Unveils FRONTIER: A Pan-Cancer FAP-α Targeted Clinical Program

A No-Objection Letter from Health Canada has been received, enabling the initiation of PNT2004’s Phase 1 therapeutic trial using 68Ga-PNT6555 for imaging and 177Lu-PNT6555 for therapy

May 16, 2022 – INDIANAPOLIS, INDIANA – POINT Biopharma Global Inc. (NASDAQ: PNT) (the “Company” or “POINT”), a company accelerating the discovery, development, and global access to life-changing radiopharmaceuticals, today announced details of the initial clinical trial in the Company’s pan-cancer Fibroblast Activation Protein-α (FAP-α) targeted program PNT2004, FRONTIER.

FRONTIER stands for “FAPi Radioligand OpeN-Label, Phase 1 Study to Evaluate Safety, Tolerability and DosImetry of [Lu-177]-PNT6555; A Dose Escalation Study for Treatment of Patients with Select Solid Tumors”.

The Phase 1 clinical trial is expected to commence in summer 2022 in Canada and will use a gallium-68 (68Ga)-based PNT6555 molecular imaging agent to select patients to receive a no-carrier-added (n.c.a.) lutetium-177 (177Lu)-based PNT6555 therapeutic agent. The Phase 1 clinical protocol will evaluate PNT6555 in ~30 patients in five FAP-avid cancer indications: colorectal, pancreatic, esophageal, melanoma, and soft tissue sarcoma.

Dosing will start at 4 GBq with each subsequent dose level increasing by 4 GBq and 2 GBq dose de-escalations. Each 177Lu PNT6555 dose will be followed by a 6-week interval. 68Ga-PNT6555 PET/CT imaging will be conducted approximately 90 minutes post injection, and dosimetry will be completed at the time of first 177Lu-PNT6555 dose and each subsequent cycle. The primary objective of the study is to determine the maximum tolerated dose (MTD), and the Recommended Phase II Dose (RP2D). The company expects to present initial imaging and dosimetry data in early 2023.

“We believe radiopharmaceuticals are on the verge of a revolution,” said Dr. Joe McCann, CEO of POINT Biopharma. “For most of their existence, therapeutic radio-pharmaceuticals have been limited to small, orphan indications. Drug candidates like PNT6555 could exponentially increase the number of patients which could benefit from this treatment modality. FAP-α is an extremely exciting target for therapeutics. It is present in greater than 90% of epithelial tumors, which include many of the highest prevalence forms of cancer. Not only would better imaging to detect metastatic disease enable more cancers to be treated earlier, but the capability of delivering radiation directly to a wide variety of cancers could also revolutionize treatment paradigms.”

FRONTIER will be the first in-human trial of PNT6555, while additional preclinical studies are in development and include other therapeutic isotopes such as actinium-225 (225Ac). A summary of the preclinical data for the program can be found in a poster presented at the American

Association for Cancer Research (AACR) 2022 Annual Meeting last month, titled “Pre-clinical characterization of the novel Fibroblast Activation Protein (FAP) targeting ligand PNT6555 for the imaging and therapy of cancer” (Abstract ID: 3554, Session: Preclinical Radiotherapeutics). The presented data conclude:

•In pre-clinical xenograft models: 68Ga-PNT6555 is an effective imaging agent, with strong tumor targeting, low background in normal tissues and rapid clearance via urinary excretion, and 177Lu-PNT6555 shows prolonged tumor retention out to 168 hours post-injection.
•Efficacy studies with 177Lu-PNT6555 or 225Ac-PNT6555 demonstrate compelling and dose-responsive inhibition of HEK-mFAP tumor growth.

A link to the poster can be found on the Investor Presentations section of the Company’s website: https://www.pointbiopharma.com/investors#investor-presentations.

About POINT Biopharma

POINT Biopharma Global Inc. is a globally focused radiopharmaceutical company building a platform for the clinical development and commercialization of radioligands that fight cancer. POINT is transforming precision medicine by combining a portfolio of best-in-class radio-pharmaceutical assets, a seasoned management team, an industry-leading pipeline, in-house manufacturing capabilities, and secured supply for rare medical isotopes like 225Ac and 177Lu. Learn more about POINT Biopharma Global Inc. at https://www.pointbiopharma.com/. Information about POINT Biopharma Global Inc.’s Phase 3 SPLASH trial for metastatic castrate resistant prostate cancer (mCRPC) patients can be found at https://www.splashtrial.com/.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements about the potential attributes and benefits of POINT’s product candidates and the format and timing of POINT’s product development activities and clinical trials. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, our ability to grow and manage our growth profitably and retain our key employees, the impact of COVID-19 on our business, the success, cost and timing of our product development activities and clinical trials, our ability to obtain and maintain regulatory approval for our product candidates, our ability to obtain funding for our operations, our the ability to maintain the listing of our common stock on the NASDAQ, changes in applicable laws or regulations, the possibility that POINT may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those described in our Annual Report on Form 10-K filed with the SEC on March 25, 2022. Many of these factors are outside of POINT’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Contact:
Ari Shomair
Chief of Staff
media@pointbiopharma.com
(317) 543-9957

Investor Relations Contact:
Daniel Pearlstein
Associate Director, Corporate Strategy
investors@pointbiopharma.com